September 29, 2025

Huijie Gao
Chief Financial Officer
Jiuzi Holdings, Inc.
No.168 Qianjiang Nongchang Gengwen Road, 15th Floor
Economic and Technological Development Zone
Xiaoshan District, Hangzhou City
Zhejiang Province 310000
People   s Republic of China

       Re: Jiuzi Holdings, Inc.
           Form 20-F for Fiscal Year Ended October 31, 2024
           File No. 001-40405
Dear Huijie Gao:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services